1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

SPIL and ASE signed a Supplemental Agreement to Joint Share Exchange

Agreement to extend the Long Stop Date of Joint Share Exchange

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2017/12/14

December 14, 2017 – Siliconware Precision Industries Co., Ltd. (“SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) and Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) have entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30, 2016, whereby ASE will file an application to establish ASE Industrial Holding Co., Ltd. (“HoldCo”) by means of a statutory share exchange, and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL. Upon the closing of the share exchange, SPIL and ASE will be delisted from the Taiwan Stock Exchange and become wholly-owned subsidiaries of HoldCo concurrently (the “Joint Share Exchange”). Since SPIL and ASE only received the conditional approval on the Joint Share Exchange from the Anti-Monopoly Bureau under the Ministry of Commerce of the Pepole’s Republic China (”MOFCOM”) on November 24, 2017, to accommodate the time required for closing, SPIL and ASE have signed a supplemental agreement (“Supplemental Agreement”) to Joint Share Exchange Agreement extend the last day of the Joint Share Exchange from December 31, 2017 to October 31, 2018. The Supplemental Agreement will be effective upon the approval by SPIL’s and ASE’s respective board of directors.

SPIL and ASE will continue with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of April 2018. This timeline, however, is subject to the review progress of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 14, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer